UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 2, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pinnacle Airlines Corp.
File No. 1-31898 CF No. 22273

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       Pinnacle Airlines Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on March 17, 2008 as amended.

       Based on representations by Pinnacle Airlines Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.42	through December 1, 2017
Exhibit 10.43	through September 1, 2017
Exhibit 10.61	through February 17, 2017
Exhibit 10.62	through May 1, 2013
Exhibit 10.66	through February 17, 2017

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief - Legal